VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

August 23, 2019

Re: Invesco DB G10 Currency Harvest Fund

Registration Statement on Form S-1 (Registration No. 333-233251)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invesco DB G10 Currency Harvest Fund hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-233251), so that it becomes effective at 4:00 p.m., Eastern Time, on August 27, 2019, or as soon as practicable thereafter.

Invesco DB G10 Currency Harvest Fund

By:	Invesco Capital Management LLC, its Managing Owner

	By:	*
		Name:	Daniel Draper
		Title:	Principal Executive Officer

*By:	/s/ Adam Henkel
Name: Adam Henkel Title: Attorney-in-fact